

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Bin Lu
Chief Executive Officer
Huachen AI Parking Management Technology Holding Co., Ltd
No.1018 Haihe Road, Dushangang Town
Pinghu City, Jiaxing
Zhejiang Province, China 314205

> **Re: Huachen AI Parking Management Technology Holding Co., Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted December 19, 2023**
> **CIK No. 0001958399**

Dear Bin Lu:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed December 19, 2023

Cover Page

1. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. In this regard, we note that the second paragraph on the prospectus cover page and the prospectus conventions on page 1 appear to inconsistently define pronouns ("we," "us," "our"), and do not clearly define a term to collectively refer to the registrant and its subsidiaries throughout the document.

2. According to the corporate diagram on page 3, it appears that you own less than 100% of the PRC subsidiaries other than Hua Chen WFOE, given the 10% ownership of certain individuals in Zhejiang Hua Chen Tech and the 17% ownership of SME Development

Fund in Shanghai TD Manufacturing. Please revise your cover page disclosure to clearly identify your ownership percentage of each PRC subsidiary. Additionally revise disclosure on page 24 stating, "Our current PRC subsidiaries are wholly-owned by our Hong Kong subsidiary," to reconcile the apparent inconsistency.

3. Please revise to reconcile the apparent inconsistency between disclosure that "We are required to make filings with the CSRC" and "[T]he Company is currently not required to obtain permission from any of the PRC federal or local government," or advise. Conform disclosures throughout the registration statement as appropriate, for example, and without limitation, disclosure on page 10 that "We believe that the Company and our subsidiaries are currently not required to obtain the approval from the CSRC to list on U.S exchanges or issue securities to foreign investors."

Prospectus Summary, page 1

4. Please revise the overview of your business to provide a clear and specific description of your operations and products. In this regard, we note disclosure on page 44 that appears to indicate that you engage in the construction of parking garages, the manufacturing of structural steel components, and the provision of repair and maintenance services. Additionally discuss the customers and markets for your products and services.

5. Please balance your disclosure of your strengths with a discussion of your principal challenges, limitations, or weaknesses in the prospectus summary.

Summary of Risk Factors, page 4

6. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 16

7.   Please expand your disclosure in this section to specifically address the material risks associated with your business and operations, including, without limitation, risks related to your raw materials, suppliers, manufacturing, customers, and development plans.

8.   We note disclosure on page 48 that appears to indicate the Company has no new projects and relied on bank borrowing to maintain daily operations in 2022. Please add risk factor disclosure that assesses the related risks to the company and investors.

Regulatory actions, legal proceedings, and customer complaints against us . . . , page 31

9.   We note your reference to litigation, regulatory proceedings, and other disputes arising outside the ordinary course of the business, together with the potential inadequacy of your reserves for such matters. Please revise your disclosure in an appropriate section of the registration statement to more fully discuss these matters and related reserves.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Global Market . . . , page 36

10.   Please revise your disclosure for consistency with disclosure on your prospectus cover page and elsewhere that indicates your initial public offering is conditioned upon Nasdaq approval of listing.

Use of Proceeds, page 39

11.   We note that a certain portion of the proceeds received from this offering will be used for "Acquisition of new parking lot management operations." Please expand to disclose the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business. Refer to Item 504 of Regulation S-K. Additionally revise your business section to more fully discuss your acquisition plans.

Capitalization, page 40

12.   Please revise to include both short and long-term debt, as well as non-controlling interest, as components of your total capitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators
Key Performance Indicators
Revenue, page 44

13.   The revenue composition percentages disclosed on page 44 appear inconsistent with the data presented in the revenue by product category table on page F-12. Please revise your disclosures as necessary.

Industry, page 53

14.   Please expand this section to more fully describe the industry in which your subsidiaries operate. Explain the meaning of references to "smart," "intelligent," "cubic," and "three-dimensional" parking, discussing how this differs from conventional parking. Additionally explain what is meant by the national network parking program. Discuss the national standards, certifications, and certificates referenced elsewhere, for example on pages 4 and 67, providing sufficient information to allow investors to understand their significance.

Business, page 55

15.   Please revise your business section to provide a clear overview of your operations, products, and services, with sufficient information to allow investors to understand your business. Additionally disclose, wherever applicable, your suppliers, raw materials, manufacturing, markets, and customer base.

16.   We note your disclosure regarding the development of a cloud-based application for parking management and maintenance, including a reference to leveraging artificial intelligence, and of comprehensive new energy vehicle charging facilities, including innovative solar charging garages. Please expand your disclosure to more fully discuss the development process, including current status, key milestones, expected timetable, and material obstacles to overcome. Clearly distinguish your aspirations from your accomplishments. Additionally clarify the reference to "assimilating advanced parking equipment technology from abroad."

Structural Steel Components, page 65

17.   Please revise your disclosure to clarify whether the components in this section are your products and to explain whether these products are sold directly to customers and/or are incorporated into parking garages that your install. Revise the introductory text to the revenue ratio tables to clearly describe what the percentages represent (for example, the break-down of structural steel component revenues, or of total revenues). Provide additional analysis as appropriate to clearly identify your principal products.

Manufacturing Process, page 71

18.   Please expand your disclosure surrounding your manufacturing process, including a description of what components of your products you manufacture in-house, and what components you rely on third parties to manufacture. Additionally revise your disclosure of properties on page 71 to discuss your manufacturing facilities, including current capacity and any plans to expand capacity in connection with future development.

<u>Regulation, page 76</u>

19.   Please revise to include a discussion of the regulations relating to your operations, including safety, environmental, and permitting requirements. Additionally explain the regulatory process referenced on page 70, which includes inspections by professional bodies and acceptance by the Technical Supervision Bureau.

<u>Executive Compensation, page 84</u>

20.   Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

<u>Related Party Transactions, page 85</u>

21.   Please revise to disclose whether you will adopt a policy regarding related party transactions. If so, additionally disclose the principal provisions of such policy and file it as an exhibit to your registration statement.

<u>Index to Consolidated Financial Statements, page F-1</u>

22.   Please provide updated interim financial statements and related disclosures as required by Item 8.A.5 of Form 20-F or otherwise tell us how you determined your current presentation is appropriate.

<u>Notes to Financial Statements</u>
<u>Note 2 - Summary of Significant Accounting Policies</u>
<u>Revenue recognition, page F-11</u>

23.   Although you disclose that cubic parking garage revenue is recognized after the garage project has been completed and successfully accepted by the client, you categorize such revenue as "goods transferred over time" in the revenue by product category table on page F-12. Please address the following items:

   •   More fully describe the nature of the garage projects, including typical project durations, and clarify whether you recognize cubic parking garage income over time or at a point in time; and

   •   Provide us with an analysis that addresses your consideration of recognizing revenue over time versus at a point in time in accordance with ASC 606-10-25-23 through 25-30, including your determination of the performance obligations, the transaction price, the amount allocated to each performance obligation, and any output or input measures used in recognizing the revenue.

General

24. The Sample Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also seek specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure conveys the same risk. For example, and without limitation, we note your disclosure that "PRC laws and regulations governing the current business operations are sometimes vague and uncertain" and "the China regulatory authority may exercise oversight, and the regulations to which we are subject may change." Please revise your cover page, summary, and risk factor disclosure relating to legal and operational risks associated with operating in China and PRC regulations for consistency with the Sample Letters.

25. Please revise your filing, as applicable, to provide disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia's Invasion of Ukraine and Related Supply Chain Issues, issued by the staff in May 2022.

26. Please revise or advise as to the applicability of disclosure on page 7 that, "U.S. laws and regulations . . . may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China," references on page 30 to "digital asset base" and "expand internationally," and the reference on page 37 to "privately negotiated transactions of our shares that have occurred from time to time prior to our public offering."

Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing